Exhibit 99.1

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

We have made the following supplemental disclosures to the Proxy Statement/Prospectus in connection with the proposed settlement of a putative class action captioned Sector Grid Trading Company v. Bank of Kentucky Financial Corporation, et al., No. 14-C1-2302 pending before the Kenton Circuit Court of the Commonwealth of Kentucky. The parties have entered into an agreement in principle to settle this lawsuit. Pursuant to the proposed settlement, we have agreed to provide the additional information set forth below. This supplemental information should be read in conjunction with the Proxy Statement/Prospectus and the documents incorporated therein.

This supplement to Proxy Statement/Prospectus is dated January 8, 2015.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 giving BB&T’s and BKYF’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in BB&T’s and BKYF’s reports filed with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by BKYF shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the BKYF business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

SETTLEMENT OF LITIGATION

On January 8, 2015, The Bank of Kentucky Financial Corporation (“BKYF”) and BB&T Corporation (“BB&T”) entered into an agreement in principle with plaintiff regarding the settlement of a putative class action captioned Sector Grid Trading Company v. Bank of Kentucky Financial Corporation, et al., No. 14-C1-2302 (the “Kentucky Action”), pending before the Kenton Circuit Court of the Commonwealth of Kentucky (the “Kentucky Court”).

The Kentucky Action relates to the Agreement and Plan of Merger, dated as of September 5, 2014, by and between BB&T and BKYF (the “Merger Agreement”) providing for the merger of BKYF with and into BB&T (the “Merger”).

BKYF, BB&T, the other named defendants, and the plaintiff have reached an agreement in principle to settle the Kentucky Action and release the defendants from all claims relating to the Merger, subject to approval of the Kentucky Court. Under the terms of the agreement in principle, plaintiff’s counsel also has reserved the right to seek an award of attorneys’ fees and expenses. If the Kentucky Court approves the settlement contemplated by the agreement in principle, the Kentucky Action will be dismissed with prejudice.

The settlement will not affect the merger consideration to be paid to BKYF’s shareholders in connection with the Merger or the timing of the special meeting of BKYF’s shareholders, scheduled for January 14, 2015 in Erlanger, Kentucky, to vote upon a proposal to approve the Merger Agreement.

BKYF, BB&T, and the other defendants deny all of the allegations made by plaintiff in the Kentucky Action and believe the disclosures in the Proxy Statement are adequate under the law. Nevertheless, BKYF, BB&T, and the other defendants have agreed to settle the Kentucky Action in order to avoid the costs, disruption, and distraction of further litigation.

SUPPLEMENTAL DISCLOSURES

The following disclosure amends and restates the third paragraph immediately preceding the caption entitled “BKYF’s Reasons for the Merger; Recommendation of the BKYF Board of Directors” on page 35 of the Proxy Statement/Prospectus:

The board of directors extensively discussed the foregoing, including the terms of the proposed transaction, the transaction documents and the factors described under “—BKYF’s Reasons for the Merger; Recommendation of the BKYF Board of Directors.” In response to a question from one director, the board considered whether it should obtain a second fairness opinion. After discussion, it was determined that a second fairness opinion was not required (and would not be customary in similar circumstances) because of, among other things, the terms of the proposed transaction, which were determined after BKYF conducted a thorough marketing process with the assistance of qualified professional advisors, and the size of the premium being paid by BB&T, which compared favorably to the value of the Company on a stand-alone basis and to the premiums paid in similar transactions. The board of directors, having determined that the terms of BB&T’s proposal, the related merger agreement and the transactions contemplated thereby, including the merger, were fair to and in the best interests of BKYF and its shareholders, unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger. The board directed that the merger agreement be submitted to the Company’s shareholders for approval, and recommended that shareholders vote in favor of the approval of the merger agreement and the transactions contemplated thereby, including the merger.

The following disclosure supplements the subsection captioned “Discounted Cash Flow Analysis” on page 44 of the Proxy Statement/Prospectus:

In connection with the discounted cash flow analysis, the range of discount rates of 11% - 15% was derived using a capital asset pricing model implied cost of capital calculation. The range of terminal multiples of 12x to 16x 2019 earnings was derived by KBW utilizing its professional judgment and experience, generally taking into account historical price to forward year earnings per share trading multiples for various bank industry indices.

The following disclosure supplements the final paragraph in the section captioned “Opinion of BKYF’s Financial Advisor” on pages 46-47 of the Proxy Statement/Prospectus by adding the following sentence:

The amount of the cash fee that BKYF has agreed to pay KBW pursuant to the KBW engagement agreement, which is contingent upon the consummation of the merger, is currently estimated to be approximately $3.78 million based on the closing price of BB&T common stock on December 30, 2014.

The following disclosure also supplements the final paragraph in the section captioned “Opinion of BKYF’s Financial Advisor” on pages 46-47 of the Proxy Statement/Prospectus by adding the following sentence:

KBW and an affiliated broker-dealer of KBW received aggregate fees for serving as underwriters of approximately $775,000 in connection with a July 2012 registered offering of BB&T preferred stock and of approximately $480,000 in connection with an April 2013 registered offering of BB&T preferred stock.

The following disclosure supplements the section captioned “The Merger” beginning on page 32 by adding the following on page 47 of the Proxy Statement/Prospectus immediately preceding the caption entitled “Closing and Effective Time”:

Certain Publicly Available Consensus “Street Estimates” for BKYF and BB&T

Both BKYF and BB&T are covered by stock research analysts. Consensus estimates based on the EPS estimates published by such analysts are compiled by a nationally recognized earnings estimate consolidator. The publicly available EPS consensus “street estimates” for BKYF and BB&T referred to above on page 38 under the caption “Opinion of BKYF’s Financial Advisor” are as follows:

BKYF Consensus Estimates

•	2014 – $2.58 per share

•	2015 – $2.63 per share

BB&T Consensus Estimates

•	2014 – $2.77 per share

•	2015 – $3.14 per share

•	2016 – $3.45 per share

Certain Financial Projections and Forecasts for BKYF

BKYF does not, as a matter of course, publicly disclose forecasts or internal projections as to its future performance, earnings or other results due to, among other things, the uncertainty of the underlying assumptions and estimates. However, BKYF provided certain nonpublic unaudited prospective financial information to BB&T and other prospective buyers, as well as KBW, prepared in May 2014 for the purpose of exploring a potential transaction with prospective buyers. BKYF management’s forecasts of earnings per share were as follows:

2014 – $2.66; 2015 – $3.04; 2016 – $3.28.

This nonpublic unaudited prospective financial information was not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or GAAP.

This nonpublic unaudited prospective financial information is subject to the limitations set forth under the caption “Cautionary Statement Regarding Forward-Looking Statements” in this document and in the Proxy Statement/Prospectus and should not be regarded as an indication that BKYF, BB&T, their respective boards of directors, or KBW considered, or now consider, this information to be necessarily predictive of actual future results. In addition, this information represents BKYF’s evaluation at the time it was prepared of BKYF’s future financial performance on a stand-alone basis, and without reference to the proposed merger or transaction-related costs or benefits. No assurances can be given that this information and the underlying assumptions are reasonable or that if it had been prepared as of the date of this document, similar assumptions would be used. In addition, this information may not reflect the manner in which BB&T would operate the BKYF business after the merger.

In addition, the following estimates of the free cash flows that BKYF could generate over the period from 2015 to 2018 as a stand-alone company, calculated generally as the portion of estimated earnings projected by BKYF in excess of an amount assumed to be retained by BKYF to maintain a tangible common equity to tangible assets ratio of 9.0%, were used and relied upon by KBW at the direction of BKYF management and with the consent of the BKYF board in the discounted cash flow analysis performed by KBW in connection with its opinion:

2015 – $13.5 million; 2016 – $12.5 million; 2017 – $11.3 million; 2018 – $11.7 million

The foregoing estimates of free cash flows, which were derived from the financial forecasts and projections that were prepared by BKYF, were calculated solely for purposes of the discounted cash flow analysis in connection with KBW’s opinion, and none of BB&T, BKYF and KBW assumes any responsibility for any use of such estimates, or reliance on such estimates, for any other purpose.

The following disclosure supplements the subparagraph on page 67 of the Proxy Statement/Prospectus entitled “Quantification of Payments” with regard to the payments each BKYF board member would receive on settlement of his or her unvested equity-based awards in the Merger.

The following table sets forth the estimated amount payable to each of BKYF’s non-employee directors for their unvested equity-based awards if the merger were completed on October 1, 2014:

Director Name	Estimated Amount Payable
Charles M. Berger	$16,291
John S. Cain	$16,291
Ruth Seligman Doering	$16,291
Barry G. Kienzle	$16,291
John E. Miracle	$16,291
Mary Sue Rudicill	$16,291
James C. Votruba	$16,291
Herbert H. Works	$16,291

The following disclosure amends and restates the subparagraph on page 68 of the Proxy Statement/Prospectus entitled “Kentucky Advisory Board; Northern Kentucky Community Development Committee”:

At or promptly following the effective time, BB&T will invite Robert W. Zapp and up to five other members of the BKYF board of directors (such members to be mutually agreed by BB&T and BKYF) to serve as paid members of a regional advisory board in accordance with the merger agreement. The members of the advisory board will be selected based on their familiarity with the markets currently served by BKYF and their ability to help BB&T foster business relationships in those markets on an ongoing basis. Each advisory board member will receive $7,500 per year for their first two years of service and thereafter $75-125 per meeting attended.

At or promptly following the effective time, BB&T will also create a Northern Kentucky Community Development Committee and invite members of the BKYF board and senior management to serve on that committee. The purpose of this committee is to provide input regarding BB&T’s charitable decisions for Northern Kentucky for no less than three years following the effective time. Accordingly, the members of this committee will be selected on the basis of their familiarity with charitable needs in Northern Kentucky and their interest in dedicating time to help BB&T meet these needs. It is expected that committee members would serve without compensation.